# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Chagee Holdings Ltd., CIK 0002013649
CUSIP: 15743P104
Title of class of securities: Class A Ordinary Shares, par value US$0.0001 per share
Address of issuer's principal executive offices: Tower B, Hongqiao Lianhe Building, No. 99 Kaihong Road, Changning District, Shanghai, China (F4), 200051
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001447884

## Reporting persons
- Fosun International Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); member of a group; sole voting power 0; shared voting power 7,447,088; sole dispositive power 0; shared dispositive power 7,447,088; aggregate amount beneficially owned 7,447,088 (6.2% of the class)
  Comment: Rows 6, 8 and 9: Number of shares is number of Class A ordinary shares, par value US$0.0001 per share ("Class A Ordinary Shares"), in the form of American depositary shares ("ADSs") of Chagee Holdings Limited (the "Issuer"), which includes (i) 7,408,691 ADSs held directly by Wuxi Forba Tea Enterprise Management Partnership (Limited Partnership), a subsidiary of Fosun International Limited, and (ii) 38,397 ADSs held directly by Fidelidade - Companhia de Seguros, S.A., a subsidiary of Fosun International Limited.
  
  Row 11: This percentage is calculated based on 120,478,383 Class A Ordinary Shares of the Issuer outstanding after the Issuer's initial public offering, as reported in the Issuer's Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission (the "SEC") on April 18, 2025, after giving effect to the completion of that initial public offering and the full exercise of the underwriters' over-allotment option, as described therein and in the Issuer's Form 6-K filed with the SEC on May 30, 2025.
  
  Note: There is no CUSIP number assigned to the Class A Ordinary Shares of the Issuer. CUSIP number 15743P104 has been assigned to the ADSs of the Issuer. Each ADS represents one Class A Ordinary Share.
- Beijing Fosun Chuangfu Information Consulting Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); member of a group; sole voting power 0; shared voting power 7,408,691; sole dispositive power 0; shared dispositive power 7,408,691; aggregate amount beneficially owned 7,408,691 (6.1% of the class)
  Comment: Rows 6, 8 and 9: Number of shares is number of Class A Ordinary Shares in the form of ADSs of the Issuer held directly by Wuxi Forba Tea Enterprise Management Partnership (Limited Partnership) of which Beijing Fosun Chuangfu Information Consulting Co., Ltd. is the general partner.
  
  Row 11: This percentage is calculated based on 120,478,383 Class A Ordinary Shares of the Issuer outstanding after the Issuer's initial public offering, as reported in the Issuer's Prospectus filed pursuant to Rule 424(b)(4) with the SEC on April 18, 2025, after giving effect to the completion of that initial public offering and the full exercise of the underwriters' over-allotment option, as described therein and in the Issuer's Form 6-K filed with the SEC on May 30, 2025.
  
  Note: There is no CUSIP number assigned to the Class A Ordinary Shares of the Issuer. CUSIP number 15743P104 has been assigned to the ADSs of the Issuer. Each ADS represents one Class A Ordinary Share.
- Wuxi Forba Tea Enterprise Management Partnership (Limited Partnership): type of reporting person: partnership (PN); citizenship or place of organization: China (F4); member of a group; sole voting power 0; shared voting power 7,408,691; sole dispositive power 0; shared dispositive power 7,408,691; aggregate amount beneficially owned 7,408,691 (6.1% of the class)
  Comment: Rows 6, 8 and 9: Number of shares is number of Class A Ordinary Shares in the form of ADSs of the Issuer held directly by Wuxi Forba Tea Enterprise Management Partnership (Limited Partnership).
  
  Row 11: This percentage is calculated based on 120,478,383 Class A Ordinary Shares of the Issuer outstanding after the Issuer's initial public offering, as reported in the Issuer's Prospectus filed pursuant to Rule 424(b)(4) with the SEC on April 18, 2025, after giving effect to the completion of that initial public offering and the full exercise of the underwriters' over-allotment option, as described therein and in the Issuer's Form 6-K filed with the SEC on May 30, 2025.
  
  Note: There is no CUSIP number assigned to the Class A Ordinary Shares of the Issuer. CUSIP number 15743P104 has been assigned to the ADSs of the Issuer. Each ADS represents one Class A Ordinary Share.
- Fidelidade - Companhia de Seguros, S.A.: type of reporting person: corporation (CO); citizenship or place of organization: Portugal (S1); member of a group; sole voting power 0; shared voting power 38,397; sole dispositive power 0; shared dispositive power 38,397; aggregate amount beneficially owned 38,397 (0% of the class)
  Comment: Rows 6, 8 and 9: Number of shares is number of Class A Ordinary Shares in the form of ADSs of the Issuer held directly by Fidelidade - Companhia de Seguros, S.A.
  
  Row 11: This percentage is calculated based on 120,478,383 Class A Ordinary Shares of the Issuer outstanding after the Issuer's initial public offering, as reported in the Issuer's Prospectus filed pursuant to Rule 424(b)(4) with the SEC on April 18, 2025, after giving effect to the completion of that initial public offering and the full exercise of the underwriters' over-allotment option, as described therein and in the Issuer's Form 6-K filed with the SEC on May 30, 2025.
  
  Note: There is no CUSIP number assigned to the Class A Ordinary Shares of the Issuer. CUSIP number 15743P104 has been assigned to the ADSs of the Issuer. Each ADS represents one Class A Ordinary Share.

## Item 1. Issuer
Name of issuer: Chagee Holdings Ltd.
Address of issuer's principal executive offices: Tower B, Hongqiao Lianhe Building No. 99 Kaihong Road, Changning District Shanghai, F4, 200051

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is filed by Fosun International Limited ("Fosun International"), a company organized under the laws of the Hong Kong Special Administrative Region ("Hong Kong") of the People's Republic of China (the "PRC"), Beijing Fosun Chuangfu Information Consulting Co., Ltd. ("Beijing Chuangfu"), a company established under the laws of the PRC with limited liability, Wuxi Forba Tea Enterprise Management Partnership (Limited Partnership) ("Wuxi Forba"), a limited partnership established under the laws of the PRC, and Fidelidade - Companhia de Seguros, S.A. ("Fidelidade", together with Fosun International, Beijing Chuangfu and Fidelidade, the "Reporting Persons"), a company organized under the laws of Portugal.

Each of Beijing Chuangfu, Wuxi Forba and Fidelidade is a subsidiary of Fosun International. Beijing Chuangfu is the general partner of Wuxi Forba.
Address of principal business office or, if none, residence: The address of the principal business office for Fosun International is Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong. The address of the principal business office for Beijing Chuangfu is 17th Floor, 600 Zhongshan No. 2 Road (E), Huangpu District, Shanghai, PRC. The address of the principal business office for Wuxi Forba is 40 Renmin South Road, Luoshe Town, Huishan District, Wuxi City, Jiangsu Province, PRC. The address of the principal business office for Fidelidade is Largo do Calhariz, 30, Lisbon, Portugal.
Citizenship: See Item 2(a)

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 of the cover pages to this Schedule 13G for the aggregate number of Class A Ordinary Shares (in the form of ADSs) that are beneficially owned by each Reporting Person as of December 31, 2025.
Percent of class: See Item 11 of the cover pages to this Schedule 13G for the percentage of Class A Ordinary Shares (in the form of ADSs) that are beneficially owned by each Reporting Person as of December 31, 2025.
Sole power to vote or to direct the vote: See Item 5 of the cover pages to this Schedule 13G for the number of Class A Ordinary Shares (in the form of ADSs) that are beneficially owned by each Reporting Person as of December 31, 2025 as to which there is sole power to vote or direct the vote.
Shared power to vote or to direct the vote: See Item 6 of the cover pages to this Schedule 13G for the number of Class A Ordinary Shares (in the form of ADSs) that are beneficially owned by each Reporting Person as of December 31, 2025 as to which there is shared power to vote or direct the vote.
Sole power to dispose or to direct the disposition: See Item 7 of the cover pages to this Schedule 13G for the number of Class A Ordinary Shares (in the form of ADSs) that are beneficially owned by each Reporting Person as of December 31, 2025 as to which there is sole power to dispose or direct the disposition.
Shared power to dispose or to direct the disposition: See Item 8 of the cover pages to this Schedule 13G for the number of Class A Ordinary Shares (in the form of ADSs) that are beneficially owned by each Reporting Person as of December 31, 2025 as to which there is shared power to dispose or direct the disposition.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Item 2

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement, dated February 12, 2026, by and among Fosun International Limited, Beijing Fosun Chuangfu Information Consulting Co., Ltd., Wuxi Forba Tea Enterprise Management Partnership (Limited Partnership) and Fidelidade - Companhia de Seguros, S.A.

## Signatures
- Fosun International Limited: /s/ SZE Mei Ming, SZE Mei Ming/Company Secretary (02/12/2026)
- Beijing Fosun Chuangfu Information Consulting Co., Ltd.: /s/ CONG Yonggang, CONG Yonggang/Executive Director (02/12/2026)
- Wuxi Forba Tea Enterprise Management Partnership (Limited Partnership): /s/ CONG Yonggang, By Beijing Fosun Chuangfu Information Consulting Co., Ltd., its general partner, by CONG Yonggang/Executive Director (02/12/2026)
- Fidelidade - Companhia de Seguros, S.A.: /s/ DONG Sijie, DONG Sijie/Chief Investment Officer (02/12/2026)